Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

EXPLANATORY NOTE

Alcatel Lucent S.A. posted a hyperlink to the following Press Release of Nokia Corporation on its website.

Nokia announces settlement of its public exchange offer for Alcatel-Lucent securities, the registration of new shares and its inclusion in the CAC 40 index

7 January, 2016

Nokia Corporation

Stock Exchange Release

January 7, 2016 at 14:00 (CET +1)

Nokia announces settlement of its public exchange offer for Alcatel-Lucent securities, the registration of new shares and its inclusion in the CAC 40 index

Espoo, Finland - Nokia today announces that its public exchange offer for Alcatel-Lucent securities in France and in the United States (the “Offer”) has been settled, that its new shares have been entered into the Finnish Trade Register and that Nokia was included yesterday in the CAC 40 index.

Rajeev Suri, President and CEO of Nokia, said: “We are proud to be included in the CAC 40 Index, a move that reflects our significant presence in France following the acquisition of a majority stake in Alcatel-Lucent. Our ambition is to be an innovation leader in next-generation technology and services for an IP connected world, and inclusion in the CAC 40 index gives us the opportunity to share that vision with a broader group of investors. We look forward to maintaining a large and healthy liquidity pool in Paris.”

As announced by the French stock market authority, Autorité des Marchés Financiers (the “AMF”), on January 5, 2016, 2 052 812 101 outstanding ordinary shares, 264 183 778 American Depositary Shares (“ADSs”), 206 784 349 OCEANE 2018 convertible bonds, 37 880 652 OCEANE 2019 convertible bonds, and 16 138 206 OCEANE 2020 convertible bonds of Alcatel-Lucent (Alcatel-Lucent shares, ADSs and convertible bonds together the “Alcatel-Lucent Securities”) were tendered into the French and/or U.S. offers, and accepted by Nokia in consideration for shares or ADSs in Nokia.

The 1 455 678 563 new Nokia shares issued as consideration for the Alcatel-Lucent Securities tendered into the French and/or U.S. offers have been entered into the Finnish Trade Register today. Following entry of the shares into the Finnish Trade Register, the total number of Nokia’s shares equals 5 448 542 279 shares. Nokia’s share capital remains unchanged at EUR 245 896 461.96. The shares carry the right to dividends and all other shareholder rights as of today.

As previously announced by the AMF on January 5, 2016, as a result of the Offer Nokia now holds 76.31% of the share capital and at least 76.01% of the voting rights of Alcatel-Lucent, 89.14% of the outstanding OCEANEs 2018, 24.34% of the outstanding OCEANEs 2019, and 15.11% of the outstanding OCEANEs 2020; this equates to Nokia holding 70.52% of the share capital on a fully diluted basis. Assuming conversion of the OCEANEs tendered into the Offer at the improved conversion ratio, Nokia would hold 79.32% of the share capital and at least 78.97% of the voting rights of Alcatel-Lucent, as mentioned in the AMF’s notice published on January 5, 2016.

It is expected that the newly issued Nokia shares will be delivered by Euronext Paris to the relevant financial intermediaries of the tendering holders of Alcatel-Lucent securities on January 8, 2016, while the new Nokia ADSs will today be registered in the name of the former registered Alcatel-Lucent ADS holders. The trading in the shares is expected to commence on Nasdaq Helsinki and Euronext Paris as of January 8, 2016 and the trading in the new Nokia ADSs representing the shares will commence on the New York Stock Exchange as of January 8, 2016. In addition, it is expected that the relevant financial intermediaries of Alcatel-Lucent security holders will receive from Euronext Paris or Citibank, N.A. the cash proceeds corresponding to the fraction of Nokia shares or ADSs they are entitled as from January 25, 2016.

As announced by Euronext Paris, since January 7, 2016 Nokia is also included in the French CAC 40 index. The admission to listing and trading of the Nokia shares on Euronext Paris commenced on November 19, 2015.

In accordance with Article 232-4 of the AMF General Regulation, the offers in France and in the United States will be reopened. On the basis of the indicative timetable of the Offer contained in Nokia’s French Offer document, the reopened offers should commence on January 14, 2016 and close on February 3, 2016, subject to the publication by the AMF of its notice relating to the reopening of the French Offer. The exchange ratios will remain the same, and Nokia invites the remaining Alcatel-Lucent Securities holders to tender their shares, OCEANE convertible bonds or ADSs into the reopened offers.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our businesses are leaders in their respective fields: Nokia Networks provides broadband infrastructure, software and services; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

ENQUIRIES

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French AMF or the response document (note en réponse) filed by Alcatel-Lucent with the AMF (including the letters of transmittal and related documents and in each case as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer will be made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) dated November 12, 2015 on which the AMF affixed visa no. 15-573 and Alcatel-Lucent’s response document (note en réponse) dated November 12, 2015 on which the AMF affixed visa no. 15-574, containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF
(www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.